UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2018

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 3, 2018

CAMTEK LTD.
___________________________________________

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
___________________________________________

TO BE HELD ON JUNE 7, 2018

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2018 Annual General Meeting of Shareholders of Camtek Ltd. (the "Company") to be held at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel (the “Company’s Office”), on Thursday, June 7, 2018 at 16:00 PM (Israel time) (the "Meeting") for the following purposes:

A)
To re-elect Messrs. Rafi Amit, Yotam Stern, Eran Bendoly and Moty Ben-Arie to serve on the Board of Directors of the Company until the conclusion of the 2019 annual general meeting of shareholders; equity grants to our two non-controlling  directors;

B)
To re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each; equity grants to our external directors;

C)	To re-approve the grant of indemnification and exemption letters to our two directors who are also Controlling Shareholders, Messrs. Rafi Amit and Yotam Stern;

D)	To approve certain amendments to the Company’s Compensation Policy;

E)	To approve the adoption of a Special Equity Award for the Company's Office Holders (excluding the CEO);

F)	To approve compensation for the Company's Chief Executive Officer;

G)	To approve certain amendments to the Company's Articles of Association; and

H)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, and the appointment of Eli Goldstein & Co., Certified Public Accountants, as the Company’s joint independent auditors for the fiscal year ending December 31, 2018 and until the 2019 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

At the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2017; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

Only shareholders of record at the close of business day on Thursday, May 10, 2018, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Shareholders whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), should deliver or mail (via registered mail) their completed proxy to the Company’s Office, attention: CFO, together with ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 10:00 AM Israel time on Thursday, June 7, 2018). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

Execution and return of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint owners of shares should take note that, pursuant to Article 18.10(a)(3) of the Articles of Association of the Company, the joint owner whose name appears first in the Company’s Shareholders Register will be entitled to vote at the Meeting. If such joint owner does not vote, the joint owner whose name appears thereafter may vote, and so forth.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 16:00 PM Israel time on Wednesday, June 6, 2018), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

By Order of the Board of Directors,

MOTY BEN-ARIE

Chairman of the Board of Directors

May 3, 2018

- ii -

PROXY STATEMENT

CAMTEK LTD.

________________

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 7, 2018

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 0.01 nominal (par) value per share (the "Shares"), of Camtek Ltd. ("we", "Camtek" or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board" or "Board of Directors") of proxies for use at the Company's 2018 Annual General Meeting of Shareholders, or at any postponement or adjournment thereof  (the "Meeting").

PURPOSE OF THE ANNUAL GENERAL MEETING

The 2018 Annual General Meeting will be held on Thursday, June 7, 2018, at 16:00 PM (Israel time), at the Company's offices, Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel for the following purposes:

A)
To re-elect Messrs. Rafi Amit, Yotam Stern, Eran Bendoly and Moty Ben-Arie to serve on the Board of Directors of the Company until the conclusion of the 2019 annual general meeting of shareholders; equity grants to our two non-controlling  directors;

B)
To re-elect Ms. Gabi Heller and Mr. Rafi Koriat to serve on the Board of Directors of the Company as external directors, for additional terms of three years each; equity grants to our external directors;

C)	To re-approve the grant of indemnification and exemption letters to our two directors who are also Controlling Shareholders, Messrs. Rafi Amit and Yotam Stern;

D)	To approve certain amendments to the Company’s Compensation Policy;

E)	To approve the adoption of a Special Equity Award for the Company's Office Holders (excluding the CEO);

F)	To approve compensation for the Company's Chief Executive Officer;

G)	To approve certain amendments to the Company's Articles of Association; and

H)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG International, and the appointment of Eli Goldstein & Co., Certified Public Accountants, as the Company’s joint independent auditors for the fiscal year ending December 31, 2018 and until the 2019 annual general meeting of shareholders, and to authorize the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.

Additionally, at the Meeting, shareholders will have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the year ended December 31, 2017; this item will not involve a vote of the shareholders.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Shares at the close of business on Thursday, May 10, 2018, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "FOR" nor "AGAINST" the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders whose shares are registered with a member of TASE, should deliver or mail (via registered mail) their completed proxy to the Company’s Office, attention: CFO, together with ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made for a particular securities account, in advance. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting (i.e., 10:00 AM Israel time on Thursday, June 7, 2018). If applicable, you should request instructions about electronic voting from the TASE member through which you hold your shares.

A proxy will be effective only if it is received at the Company’s Office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 16:00 PM Israel time on Wednesday, June 6, 2018), or – in the case of shareholders voting electronically (as described above) - no later than six (6) hours prior to the time of the Meeting.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation for such solicitation, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

QUORUM

The presence of two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Shares conferring in the aggregate at least twenty five percent (25%) of the voting rights of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to June 6, 2018, at the same time and place. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting will take place regardless of whether a quorum is present.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information, as of April 30, 2018, regarding: (i) persons or entities known to the Company to beneficially own more than five percent (5%) of the Company’s issued and outstanding Shares; (ii) each "office holder"1, as such term is defined in the Israeli Companies Law, 5759-1999 (the "Companies Law") of the Company (the "Office Holders") known to the Company to beneficially own more than 1% of the Company's issued and outstanding Shares; and (iii) all Office Holders of the Company as a group.

1 The term "Office Holder" as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person's title and any manager who is directly subordinated to the chief executive officer.

The information contained in the table below has been obtained from the Company’s records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such Shares.

The shareholders listed below do not have voting rights that are different from any of our other shareholders.

The "Number of Shares Beneficially Owned" in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within sixty (60) days as of April 30, 2018. The Shares that may be issued under these options are deemed to be outstanding for purpose of determining the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of determining the percentage of ownership of any other individual or group shown in the table.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(2)
Priortech Ltd. ("Priortech") (3)	15,667,695	43.52%
Rafi Amit(4)	153,136	0.43%
Yotam Stern(5)	138,200	0.38%
Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot") (6)	2,823,478	7.84%
Phoenix Holding Ltd. ("Phoenix")(7)	1,919,781.59	5.33%
Office Holders as a group (9 persons)(8)	393,440	1.09%

(1)	The total number of options held by the persons included in the above table that are currently exercisable or exercisable within 60 days as of April 30, 2018, is 260,440.

(2)	Based upon 36,001,999 Shares issued and outstanding as of December April 30, 2018.

(3)
Priortech, our controlling shareholder, is an Israeli public company traded on TASE. As of April 30, 2018, 2018, Mr. Rafi Amit, our Chief Executive Officer and director, holds 10.25% of Priortech issued and outstanding share capital, and Mr. Yotam Stern, our director, holds 9.29% of Priortech's issued and outstanding share capital. As a result of a voting agreement relating to approximately 35% of Priortech’s voting equity, governing inter-alia joint voting at Priortech's general meetings of shareholders and the right of first refusal among themselves, Mr. Amit and Mr. Stern may be deemed to control Priortech.

(4)
Mr. Amit directly owns 24,560 of our Shares. In addition, as Mr. Amit may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Amit disclaims such beneficial ownership of such Shares.

(5)
Mr. Stern directly owns 108,200 of our Shares. In addition, as Mr. Stern may be deemed to control Priortech (see footnote 3), he may also be deemed to beneficially own the Shares of the Company held by Priortech.  Mr. Stern disclaims such beneficial ownership of such Shares.

(6)
Based on the Schedule 13G filed by Yelin Lapidot, Yair Lapidot and Dov Yelin on January 29, 2018, which presented ownership as of December 31, 2017. The 2,823,478 Ordinary Shares reported under such Schedule 13G by Yelin Lapidot are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. (606,152 Ordinary Shares) and mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (2,217,326 Ordinary Shares), each a wholly owned subsidiary of Yelin Lapidot (the "Yelin Lapidot Subsidiaries"). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. The Yelin Lapidot Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the Company's Ordinary Shares is held for the benefit of the members of the provident funds or mutual funds, as the case may be. Each of Messrs. Yelin and Lapidot, Yelin Lapidot, and the Yelin Lapidot Subsidiaries disclaims beneficial ownership of the Ordinary Shares covered by the abovementioned Schedule 13G. Yelin Lapidot's principle address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)
Based on the Schedule 13G filed by Itshak Sharon (Tshuva), Delek Group Ltd. (the "Delek Group") and The Phoenix Holding Ltd. ("Phoenix") on February 19, 2018, which presented ownership as of December 31, 2017. The 1,919,781.59 Ordinary Shares reported under such Schedule 13G by Phoenix are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix (the "Phoenix Subsidiaries"). The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix is a majority-owned subsidiary of the Delek Group. The majority of Delek Group's outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public. Each of Itshak Sharon (Tshuva), the Delek Group, Phoenix and the Phoenix Subsidiaries disclaims the existence of a group for purposes of Section 13(d) of the Exchange Act, as well as the existence of any beneficial ownership of the Company's Ordinary Shares in excess of their actual pecuniary interest therein. Phoenix's principal address is Derech Hashalom 53, Givataim 53454, Israel.

(8)
Our office holders as a group directly own 133,000 of our Shares (and 260,440 options which have vested or will vest within 60 days as of April 30, 2018). Each of our office holders, other than Messrs. Amit and Stern (including their beneficial interest in Shares owned by Priortech), beneficially owns less than 1% of our outstanding Shares (including options held by each such person which have vested or will vest within 60 days as of April 30, 2018) and have therefore not been listed separately.

For information relating to the compensation of our five (5) most highly compensated Office Holders with respect to the year ended December 31, 2017, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our annual report for 2017 on Form 20-F which was filed on form 6-K with the SEC on March 15, 2018 (File No. 000-30664).

ITEM A

RE-ELECTION OF FOUR (4) DIRECTORS; EQUITY GRANTS TO OUR TWO
(2) NON-CONTROLLING  DIRECTORS

Background

Under the Company's Articles of Association (the "Articles"), the Board is to consist of not less than five (5) and not more than ten (10) directors. The Board is currently comprised of six (6) members, four (4) of whom are serving terms that expire at the conclusion of the Meeting; Directors (other than external directors under the provisions of the Companies Law) are elected at each annual general meeting for a term of approximately one year, commencing upon their appointment by our shareholders and ending at the conclusion of the next annual general meeting of shareholders.

General

Re-election

Pursuant to the recommendation of our Nomination Committee, established in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules (the "Nasdaq Rules"), it is proposed that Mr. Rafi Amit, Mr. Yotam Stern, Mr. Moty Ben-Arie and Mr. Eran Bendoly be each re-elected as our director. If re-elected, Mr. Amit, Mr. Stern, Mr. Moty Ben-Arie and Mr. Bendoly will each serve for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his election, specifying that he has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his duties as such. The Company has received a declaration from each of the nominees, confirming that he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company. The Company is not aware of any reason why any of the four nominees, if re-elected, would be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the proposed nominees.

The following are brief biographies of each of the four (4) nominees, based upon the records of the Company and information furnished by the nominee:

Rafi Amit has served on our Board since 1987 and as our Chief Executive Officer ("CEO") as of January 2014. Between 2010 and March 2017, Mr. Amit also served as our Active Chairman of the Board of Directors. Previously, Mr. Amit served as our CEO from January 1998 until August 2010 and as Chairman of the Board from 1987 until April 2009. Since 1981, Mr. Amit has also served as a director of Priortech and has been the Chairman of the Board of Directors of Priortech since 1988. From 1981 until 2004, Mr. Amit served as Priortech's CEO. Mr. Amit holds a B.Sc. in Industrial Engineering and Management from Technion - Israel Institute of Technology.

Yotam Stern has served on our Board since 1987 (and as the Chairman of our Board of Directors from May 2009 until August 2010). From 2001 until 2012 Mr. Stern served as our Executive Vice President, Business & Strategy. From 1998 until 2001, Mr. Stern served as our Chief Financial Officer. Mr. Stern served in the past as the Chief Financial Officer of Priortech and has been serving as a director of Priortech since 1985 and as its CEO since 2004. As of November 2012 Mr. Stern also serves as CEO of PCB Technologies Ltd., our affiliate which is also controlled by Priortech. Mr. Stern holds a B.A. in Economics from Hebrew University of Jerusalem.

Eran Bendoly has served on our Board since November 2000. Currently, Mr. Bendoly serves as the CEO of Oliben Ltd., a private business consulting firm. From 2009 to 2012 Mr. Bendoly served as the Chief Financial Officer of Expand Networks Ltd., a leading provider of WAN optimization technology. From 2006 to 2008 Mr. Bendoly served as Chief Financial Officer of Personeta Inc., a leading vendor of intelligent network service creation platforms. From 2003 to 2006, Mr. Bendoly served as CEO of Xenia Management Ltd., which is the managing partner of Xenia Ventures LP, a limited partnership that operates a technology incubator in Kiryat Gat, Israel. From 2000 to 2002, Mr. Bendoly served as Director of Finance for Europe, Middle East & Africa of Mindspeed Technologies, Inc., a U.S.-based fabless semiconductor manufacturer. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd. Mr. Bendoly holds a B.A. in International Relations from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium.

Moty Ben-Arie has served as our Chairman of the Board since March 28, 2017. Mr. Ben Ben-Arie has served as a consultant to entrepreneurs and investors since 2014. Previously, Mr. Ben-Arie served as the CEO of Sital Technology from 2012 until 2014. From 2006 until 2011 Mr. Ben-Arie also served as a managing partner of Vertex Ventures, where he focused on investments in Israeli-related hi-tech companies and evaluation of companies in the field of telecommunication, IT, test equipment, medical equipment and multidisciplinary systems. During these years Mr. Ben-Arie served as a member of the fund investment committee, managed investments in several companies and served as a board member in companies in their early stages, including Color Chip Inc., Multiphi, Expand Networks, Comability and Ethos Networks. From 2000 until 2006 Mr. Ben-Arie also served as a partner of Walden Israel Ventures, where he focused on investments in Israeli-related hi-tech companies. During these years Mr. Ben-Arie managed investments in several companies and served as a board member in companies from early stage, including Color Chip Inc. and Passave. From 1998 until 2000 Mr. Ben-Arie served as a director in Radcom Ltd., as a consultant in Walden Israel, and financed seed phases for new startups. From 1991 until 1998 Mr. Ben-Arie served as the co-founder and CEO of Radcom Ltd., Israel. From 1978 until 1982 Mr. Ben-Arie served as an electronic engineer and a project manager in Elisra Ltd. Mr. Ben-Arie holds a MBA from Tel Aviv University, and a B.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology.

Each of Mr. Ben-Arie and Mr. Bendoly qualifies as an independent director as defined by the rules and regulations of the NASDAQ Stock Market, and Mr. Bendoly as a financial expert for purposes of the Sarbanes‑Oxley Act and the Nasdaq Rules.

Compensation to Mr. Ben-Arie and Mr. Bendoly
Pursuant to Israeli law, any arrangement between the Company and a director regarding such director’s terms of office and employment (as a director or in other capacities in which he is engaged with the Company) must generally be consistent with the Company's Executives & Directors Compensation Policy (the "Compensation Policy"), and generally requires the approval of the Company's Compensation Committee, Board and shareholders.

Cash

While Messrs. Rafi Amit and Yotam Stern do not receive any compensation with respect to their service as our directors, each of Messrs. Ben-Arie and Bendoly will receive, subject to the approval of their respective re-elections as directors of the Company, cash remuneration in the same amounts as paid to our external directors; these amounts include annual fee, per-meeting participation fee for participation in meetings of the Board and its committees, and reimbursement of travel expenses for participation in a meeting which is held outside of their place of residence, in the following amounts: NIS 70,000 (approximately $19,444) as annual fee, NIS 2,600 (approximately $722) as in-person participation fee, NIS 1,560 (approximately $433) for conference call participation and NIS 1,300 (approximately $361) for written resolutions.

As these amounts are in the range between the fixed amounts of the annual and participation fees, as set forth in regulations promulgated under the Companies Law in connection with compensation to external directors (the "Remuneration Regulations"), based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the "Alleviation Regulations"), they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions) – 2000 (the "Relief Regulations").

The above-mentioned cash remuneration is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

Equity

On May 2, 2018, following approval by our Compensation Committee, our Board of Directors resolved that, subject to the approval of their respective re-elections as directors of the Company, each of Messrs. Ben-Arie and Bendoly shall be entitled to receive an equity grant, comprised of a total of four thousand three hundred and sixty six (4,366) Restricted Share Units (the "Directors' RSUs"), equal to the equity grant proposed for our external directors, as described in Item B below.

If approved by our shareholders, the Directors' RSUs shall be granted on the date of the Meeting (the "Grant Date"), subject to the approval of the Company's 2018 Share Incentive Plan (the "2018 Plan") by the Israeli tax authority prior to such time. The Directors’ RSUs shall vest over a period of three (3) years, on a quarterly basis, with one twelfth (1/12) of the total amount granted vested each calendar quarter, beginning three (3) months following the Grant Date, and then on each of the following calendar quarters. The Directors' RSUs will be granted under the 2018 Plan and under the Capital Gains Route of Section 102(b)(2) of the Israeli Income Tax Ordinance (the "Ordinance").

The annualized value of the proposed equity grant for each of Messrs. Ben-Arie and Bendoly, using the fair value as of the date of its approval by the Board (May 2, 2018), is approximately ten thousand (10,000) USD.

The proposed equity grant is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors may be entitled to receive equity based compensation, the annual value of which shall not exceed thirty thousand (30,000) USD, and which shall vest in quarterly installments.

As of the date hereof, Mr. Bendoly holds two hundred and forty (240) of our Ordinary Shares. Except for said ownership by Mr. Bendoly, as of the date hereof, Messrs. Ben-Arie and Bendoly do not beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of the Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the re-election of Messrs. Rafi Amit, Yotam Stern, Moty Ben-Arie and Eran Bendoly to serve on our Board, and for the grant of the Director’s RSUs to Moty Ben-Arie and Eran Bendoly.

The re-election of each of these four nominees will be voted upon separately at the Meeting (the vote for each of Mr. Ben-Arie and Mr. Bendoly shall also include a vote with respect to their proposed equity grant).

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Mr. Rafi Amit be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Yotam Stern be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders";

"FURTHER RESOLVED, that Mr. Eran Bendoly be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders; and with respect to his service as director, to approve the grant of 4,366 Directors' RSUs to Mr. Eran Bendoly, all upon the terms described in Item A of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders ";

"FURTHER RESOLVED, that Mr. Moty Ben-Arie be, and he hereby is, re-elected to the Board for a term of approximately one year, until the conclusion of the 2019 annual general meeting of the Company's shareholders; and with respect to his service as director, to approve the grant of 4,366 Directors' RSUs to Mr. Moty Ben-Arie, all upon the terms described in Item A of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders".

The Board recommends a vote FOR approval of the proposed resolutions.

As each of Messrs. Amit, Stern, Bendoly and Ben-Arie has a personal interest in the foregoing proposed resolutions regarding his respective re-election and grant of equity, each of them refrained from making a recommendation with respect to his own re-election and grant of equity (if applicable).

ITEM B

RE-ELECTION OF TWO (2) EXTERNAL DIRECTORS; EQUITY GRANTS TO
EXTERNAL DIRECORS

Background

Under the Companies Law, companies incorporated under the laws of Israel are generally required to appoint at least two external directors. Each committee of a company's board of directors empowered to exercise the board of directors authorities is required to include at least one external director, except for the audit committee and the compensation committee, which must be comprised of at least three directors, including all of the external directors, and the external directors must comprise the majority of the members of the compensation committee.

General

Qualification

A person may not be appointed as an external director if he or she or his or her relative, partner, employer, any person to whom such person is directly or indirectly subject to, or any entity under his or her control has, as of the date of the person’s appointment to serve as an external director, or had, during the two (2) years preceding that date, any affiliation (as such term is defined in the Companies Law) with the company; any controlling shareholder of the company at the date of such person's appointment; a relative of a controlling shareholder; or any entity controlled, at the date of such person’s appointment or during the two (2) years preceding that date, by the company or by a controlling shareholder of the company.

A "relative" is defined in the Companies Law as spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent and the spouse of any of the foregoing. The term "affiliation" includes an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder.

In addition, no person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person’s responsibilities as an external director, or may otherwise interfere with his ability to serve as an external director.

The Companies Law provides that prior to a shareholders meeting in which the appointment of an external director is to be considered, the nominee must declare that he or she complies with the qualifications necessary for appointment as such. The Company has received such declarations from Ms. Gabi Heller and Mr. Rafi Koriat, who are now nominated for an additional term of service as external directors, confirming their qualifications under the Companies Law to be elected as external directors of the Company.

Term

In general, external directors serve a three (3) year term, which may then be extended for two (2) additional three (3) year periods, provided that such external director was nominated by the Board of Directors for such additional term, and such additional term was approved in accordance with the approvals required under the Companies Law for election of external directors. Thereafter, in accordance with the Relief Regulations, an external director may be appointed for additional terms of service of not more than three years each, provided that: (a) a company's audit committee, followed by the board of directors, have approved that, considering the expertise and special contribution of the external director to the work of the board of directors and its committees, the appointment of such external director for an additional term of service is beneficial to the company; (b) the appointment of such external director for an additional term of service is approved in accordance with the requirements of the Companies Law; and (c) the prior periods of service of such external director, as well as the reasoning of the audit committee and board of directors for the approval of the extension of the term of service, were presented to the shareholders prior to their approval.

The fourth terms of service of Ms. Heller and Mr. Koriat are scheduled to expire on September 12, 2018 (the "Expiration Date"). Following the respective resolutions of our Audit Committee and Board, in which each of the foregoing approved that considering the expertise and special contribution of each of Ms. Heller and Mr. Koriat to the work of the Company's Board and its committees, the appointment of each of them for an additional term as external director of the Company would be beneficial to the Company, shareholders are now requested to re-elect each of Ms. Heller and Mr. Koriat for additional three (3) year term of service as such. When resolving in the matter, our Audit Committee and Board considered, among others, Ms. Heller's cumulative and vast financial and management experience and Mr. Koriat's unique and extensive experience and expertise in the fields of semiconductor assembly and processing equipment, optical network components and nanotechnology. Further, our Audit Committee and Board considered the overall term of service as external director of each of Ms. Heller's and Mr. Koriat, and concluded that such term has allowed each of them with the opportunity to gain valuable in-depth and profound knowledge of the Company and its business, so that its renewal would allow the Company to continue benefiting therefrom.

If re-elected, Ms. Heller and Mr. Koriat will then serve as our external directors pursuant to the provision of the Companies Law for an additional three (3) year terms, beginning on the Expiration Date and ending three (3) years thereafter, after which they may be re-elected to serve in this capacity for additional terms in accordance with and subject to the approvals required under the Companies Law and the Relief Regulations.

Financial and Accounting Expertise

Under the Companies Law, generally at least one of the external directors must have "accounting and financial expertise" and each external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Companies Law); The Board of Directors is required to determine (based on criteria set forth in regulations promulgated under the Companies Law) whether the external directors have "accounting and financial expertise" or "professional qualifications". The Board of Directors of the Company has determined that Ms. Gabi Heller has the requisite "accounting and financial expertise" and that Mr. Rafi Koriat has the requisite "professional qualifications" to serve as external directors.

The following are brief biographies of Messrs. Heller and Koriat, based upon the records of the Company and information furnished to it by each of them:

Gabi Heller has served on our Board since September 2006. Ms. Heller has extensive financial experience as an accountant, Chief Financial Officer and internal controller. As of July 2010 Ms. Heller serves as Chief Financial Officer of The Trendlines Group Ltd., an investment company holding two technology incubators, traded on the Singapore Exchange Ltd. From 1994 until 2010 Ms. Heller served as the Chief Financial Officer of Walden Israel Ltd., which is the management company of Walden Israel Ventures, managing various venture capital funds operating in Israel. From 1989 to 1994 Ms. Heller served as Manager with Kost Forer Gabbay & Kasierer - Ernst & Young Israel, one of the leading accounting firms in Israel. In addition, from 1998 to 2000 Ms. Heller served as Internal Controller to Vilar International Ltd., traded on TASE. Except for the Company, Ms. Heller currently serves on the Boards of Directors of Elco Holdings Ltd and the Ashtrom Group, both traded on TASE. From 2010 to 2017 she served on the Board of Directors of Kolhey Misgav, the water company for the Misgav Regional Counsel, from 2007 to 2016 Ms. Heller served on the Board of Directors of Kerur Holdings Ltd and From 2013 to 2014 she served on the Board of Directors of Ashlad Ltd.. From 2004 to 2007 Ms. Heller served on the Board of Directors of Electra Consumer Products Ltd., From 1999 to 2003 served on the Board of Directors of Priortech, and from 2000 to 2003 she served on the Board of Directors of John Bryce Products Ltd. Ms. Heller is a CPA (Israel), holds a B.A. in Accounting and Economics from the Hebrew University of Jerusalem, School of Business Administration, and an LL.M from Bar Ilan University, Faculty of Law.

Rafi Koriat has served on our Board since September 2006 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Koriat has extensive experience as CEO and Board member in companies in the fields of semiconductor assembly and processing equipment, optical network components and nanotechnology and as Co-Chairman of NanoIsrael International Conference; Prior to his present position as founder and CEO of Korel Business Ltd., which specializes in strategic management and positioning of high tech companies and management, Mr. Koriat was CEO of Lambda Crossing Ltd. engaged in the development and manufacturing of optical components for the networks (2001-2006), and Founder and CEO of Steag CVD Systems Ltd. and its subsidiary, Steag CVD Inc. in San Jose, California (1992-2001); both companies are engaged in the development and manufacturing of advanced front-end semiconductor capital equipment. Previously, Mr. Koriat worked for 20 years (1972 -1992) at Kulicke and Soffa Industries Inc., mostly at the headquarters in the United States and earlier in Israel, and held executive positions including Corporate Vice President for Engineering and Technology, Corporate Director for Business and Marketing and Division Manager. Mr. Koriat is also the founder and chairman of the Sub Micron Semiconductor Consortium, OptiPac Consortium (optical communication networks) and nanotechnology consortium (NES), all three under the Israel Chief Scientist Magnet program. Mr. Koriat holds a B.Sc. from the Technion-Israel Institute of Technology and a M.Sc. from Drexel University in Philadelphia, Pennsylvania, and has completed an Executive Management Program at Stanford University.

Each of Ms. Heller and Mr. Rafi Koriat qualify as independent director as defined by the rules and regulations of the NASDAQ Stock Market.

We are not aware of any reason why any of the two (2) nominees, if re-elected, would be unable or unwilling to serve as our external director. If re-elected, the external directors will receive cash remuneration as described below.

Compensation to our External Directors

According to the Remuneration Regulations, external directors are generally entitled to an annual fee, a participation fee for each meeting of the board of directors or any committee of the board on which he or she serves as a member, and reimbursement of travel expenses for participation in a meeting which is held outside of the external director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the Remuneration Regulations, based on the classification of a company according to the amount of its capital. In addition, a company may compensate an external director in shares or rights to purchase shares, other than convertible debentures which may be converted into shares, subject to certain limitations, referred to under the Remuneration Regulations.

The compensation of external directors must be made known to the candidate for such office prior to his/her appointment and, subject to certain exceptions, will not be amended throughout the three (3)-year period during which he or she is in office.

Cash

On May 2, 2018, following approval by our Compensation Committee, our Board of Directors resolved that during their fifth term of service (assuming that they will be re-elected as set forth above), our external directors, Ms. Gabi Heller and Mr. Rafi Koriat, shall continue to receive the same cash remuneration as currently paid to them - NIS 70,000 (approximately $19,444) as annual fee, NIS 2,600 (approximately $722) as in-person participation fee, NIS 1,560 (approximately $433) for conference call participation and NIS 1,300 (approximately $361) for written resolutions.

As these amounts are included in the range between the fixed amounts of the annual and participation fees as set forth in the Remuneration Regulations, based on the amount of the Company’s capital, and the maximum amounts of such fees set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Relief Regulations.

The above-mentioned cash remuneration is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors is entitled to receive cash fees that include annual and participation fees.

Equity

On May 2, 2018, following approval by our Compensation Committee, our Board of Directors resolved that, subject to the approval of their respective re-elections as external directors of the Company, each of Ms. Gabi Heller and Mr. Rafi Koriat shall be entitled to receive an equity grant equal to the Directors' RSUs.

If approved by our shareholders, the Directors' RSUs shall be granted on the Grant Date, subject to the approval of the 2018 Plan by the Israeli tax authority prior to such time. The Directors’ RSUs shall vest over a period of three (3) years, on a quarterly basis, with one twelfth (1/12) of the total amount granted vested each calendar quarter, beginning three (3) months following the Grant Date, and then on each of the following calendar quarters. These Directors' RSUs will be granted under the 2018 Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance.

The annualized value of the proposed equity grant for each of Ms. Gabi Heller and Mr. Rafi Koriat, using the fair value as of the date of its approval by the Board  (May 2, 2018), is approximately ten thousand (10,000) USD.

The proposed equity grant is in line with the Company's Compensation Policy, according to which each of the Company's non-executive (non-controlling) directors may be entitled to receive equity based compensation, the annual value of which shall not exceed thirty thousand (30,000) USD, and which shall vest in quarterly installments.

As of the date hereof, Ms. Heller and Mr. Koriat do not beneficially own any of our Shares or hold equity convertible into shares.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal, in person, by proxy or by electronic voting, is necessary for the approval of the re-election of Mr. Rafi Koriat and Ms. Gabi Heller as external directors and for the approval of their equity grant. In addition, the shareholders' approval must either include at least a majority of the Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent (2%) of the outstanding Shares (the "Special Majority").

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family, or the immediate family of a shareholder's spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Camtek, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or CEO, has the right to appoint a director or the CEO, or owns five percent (5%) or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders (other than Priortech and Messrs. Amit and Stern, who are deemed to control Priortech) is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal. The election of each of the two (2) nominees, together with their respective equity grants, shall be voted upon separately at the Meeting.

It is proposed that at the Meeting the following resolutions be adopted:

"RESOLVED, that Ms. Gabi Heller be, and she hereby is, re-elected to serve as external director of the Company, for additional term of three years, to commence on September 13, 2018 and until September 12, 2021; and that as consideration for her service as such, to approve the grant of 4,366 RSUs to Ms. Gabi Heller, all upon the terms described in Item B of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders "; and

"FURTHER RESOLVED, that Mr. Rafi Koriat be, and he hereby is, re-elected to serve as external director of the Company, for additional term of three years, to commence on September 13, 2018 and until September 12, 2021; and that as consideration for his service as such, to approve the grant of 4,366 RSUs to Mr. Rafi Koriat, all upon the terms described in Item B of the Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders”.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

As each of Ms. Heller and Mr. Koriat has a personal interest in the foregoing proposed resolutions regarding his or her respective re-election and equity grant, each of them refrained from making a recommendation with respect to his or her own re-election and equity grant.

ITEM C

RE-APPROVAL OF GRANT OF INDEMNIFICATION AND EXEMPTION LETTERS

Background

On October 24, 2011, the Company's shareholders approved the grant of letters of indemnification and exemption to each of our present and future directors and officers (the "Indemnification and Exemption Letter(s)"), including those directors and officers who hold a controlling interest in us – Mr. Rafi Amit, our CEO, and Mr. Yotam Stern – our director (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

Under the Companies Law, the grant of the Indemnification and Exemption Letters to those directors and officers who hold a controlling interest in us requires re-approval by the Compensation Committee, Board of Directors and Company's shareholders, not less than every three (3) years. On November 12, 2014, the Company's shareholders re-approved the grant of the Indemnification and Exemption Letters to Messrs. Rafi Amit and Yotam Stern for an additional period of three (3) years following such approval.

General

The Indemnification and Exemption Letter provides, among other matters, indemnification of the Company's officers and directors for: (i) reasonable litigation expenses, including attorney's fees, incurred as a result of an investigation or proceeding instituted by a competent authority, which concluded without the filing of an indictment and without the imposition of any financial liability in lieu of criminal proceedings, or which concluded without the filing of an indictment but with the imposition of a financial liability in lieu of criminal proceedings concerning a criminal offense that does not require proof of criminal intent or in connection with a financial sanction (the phrases "proceeding concluded without the filing of an indictment" and "financial liability in lieu of criminal proceeding" shall have the meaning ascribed to such phrases in section 260(a)(1a) of the Companies Law); (ii) monetary liability imposed in favor of injured parties in administrative procedures under the Israeli Securities Law, 5728-1968 (the "Securities Law"); and (iii) expenses, including reasonable litigation expenses and legal fees, incurred in relation to a proceeding instituted pursuant to the provisions of Chapter H'3 ("Imposition of Financial Sanctions by the Israeli Securities Authority"), Chapter H'4 ("Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee") or Chapter I'1 ("Arrangement for the Avoidance of taking or Cessation of  Proceedings, subject to Conditions") of the Securities Law.

The indemnification undertaking is limited to those events which are foreseeable in light of the Company's activities at the time such undertaking is granted, and the total aggregate indemnification amount that the Company is obligated to pay to all of its directors and officers, for all matters and circumstances described in the letter of indemnification shall not exceed an amount equal to twenty five percent (25%) of the shareholders’ equity at the time of the indemnification.  Such maximum indemnification amount shall be in addition to and exclusive of any amounts paid under the Company's D&O Insurance Policy, as shall be in effect from time to time.

The Indemnification and Exemption Letter also provides our directors and officers with an exemption from any liability for damages caused as a result of a breach of their duty of care to the Company, to the fullest extent permitted by law, and is intended to complement the indemnity protection available under applicable law and any policies of insurance the Company may maintain.

Our Compensation Committee and Board of Directors, in their respective resolutions dated April 30, 2018 and May 2, 2018, respectively, re-approved the grant of an Indemnification and Exemption Letter to each of Messrs. Amit and Stern, subject to shareholder approval, for an additional period of three (3) years as of November 12, 2017, in a form identical to the form previously approved to be granted to our Office Holders, including Messrs. Amit and Stern, attached to this Proxy Statement as Exhibit A.

The Compensation Committee and Board of Directors believe that the grant of the Indemnification and Exemption Letters to Messrs. Amit and Stern is in the best interests of the Company as it will enable the Company to retain highly qualified directors and officers who, through their efforts and expertise, make a significant contribution to the Company’s success. The Compensation Committee and Board of Directors have also considered the adequacy of such grant to the provisions of the Company's Compensation Policy for Office Holders (the "Compensation Policy"), and determined that the grant of the Indemnification and Exemption Letters to Messrs. Amit and Stern complies with the provisions of such Compensation Policy.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Special Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting, the following resolution be adopted:

 "RESOLVED, to re-approve the grant of an Indemnification and Exemption Letter to each of Mr. Rafi Amit and Mr. Yotam Stern, in a form as set forth in Exhibit A to the Notice and Proxy Statement for the 2018 Annual General Meeting of the Company's shareholders, which shall be granted for a term of three (3) years commencing on November 12, 2017".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

As both Mr. Amit and Mr. Stern have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

ITEM D

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY

Background

On October 14, 2013, our shareholders, following the recommendation of the Company's Compensation Committee and Board, approved the adoption of the Compensation Policy, which provides a framework for the terms of office and employment of our Office Holders, including terms such as their base salaries, cash bonuses, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, and rights to indemnification.

Under the Companies Law, the Compensation Policy must be reviewed from time to time by the compensation committee and the board, in order to consider its adequacy, and must be re-approved by the compensation committee, board and shareholders of the company at least every three (3) years. Our Compensation Policy was last amended and approved by our Compensation Committee, Board and shareholders in November 2016.

General

Further to the review of the Compensation Policy by the Company's Compensation Committee and Board, and the experience gained in the implementation of the Compensation Policy over time, our Compensation Committee and Board of Directors have determined that some provisions of the Compensation Policy should be updated, clarified or revised.

The proposed amendments to the Compensation Policy are marked in a revised version of the Compensation Policy attached to this Proxy Statement as Exhibit B (the "Amended Policy"), and include the following (terms and definitions used hereunder are in accordance with the terms and definitions as appear in the Compensation Policy):

Section II 8.1.4:

Under the Compensation Policy, for each calendar year, our Compensation Committee and Board shall adopt an incentive Cash Plan for each Office Holder which shall set forth his or her on target cash payment amount (the "On Target Cash Plan"), payable based on the actual achievement (by the Company, the applicable business unit and/ or the Office Holder, as applicable) of predetermined targets for each calendar year.

Section II 8.1.4 of the Compensation Policy, in its current form, provides that the maximum On Target Cash Plan for our CEO shall be six (6) monthly base salaries. Our Compensation Committee and Board of Directors reviewed a benchmark comparison referring to compensation granted to CEOs of peer group companies, which indicated that the annual bonus payable to our CEO is lower from the average and median levels of annual bonuses paid to CEOs of such peer group companies. Pursuant to such review, our Compensation Committee and Board of Directors believe that it is advisable to increase the cap of the On Target Cash Plan permitted under our Compensation Policy for the Company's CEO, to nine (9) monthly base salaries, in order to provide the Company with more flexibility in setting his On Target Cash Plan, thus enabling the Company to propose its CEO a more suitable and competitive compensation package. Our Compensation Committee and Board of Directors believe that this proposed amendment to the Compensation Policy is appropriate and suitable to the needs of the Company, as it provides a better expression of the desired compensation structure for the Company's CEO and of the right balance between creating proper incentives for our CEO, and the Company's other best interests.

Section II 8.1.5:

This Section, in its current form, provides that the Cash Plan for our CEO in a given year shall be capped as determined by the Board, but shall not exceed nine (9) monthly base salaries (the "CEO Cash Plan Cap"). In light of the aforementioned proposed increase in the maximum On Target Cash Plan, it is proposed to correspondingly increase the CEO Cash Plan Cap, such that under the Amended Policy it shall be thirteen and a half (13.5) monthly base salaries, for the same reasons referred to above with respect to Section II 8.1.4.

Section III 3.1:

This Section, in its current form, provides that the determination of External Directors' remuneration and the caps set thereupon, shall be in accordance with the Remuneration Regulations; it is proposed that, under the Amended Policy, such determination and caps on the remuneration of External Directors, shall be subject to and in accordance with all applicable regulations under the Companies Law (e.g., the Remuneration Regulations, the Alleviation Regulations, and any other regulations under the Companies Law as may be applicable from time to time), and not only the Remuneration Regulations, thus allowing the Company with more flexibility in setting the appropriate compensation for its external directors.

Section IV 2:

This Section provides for certain caps with respect to our directors and officers liability insurance policy ("D&O Insurance"); under the Amended Policy, it is proposed to increase such caps, in order to ensure adequate coverage to the extent permitted by law, as follows:

1)	Increase the cap set for the insurance coverage provided under the Company's D&O Insurance policies from ten million (10,000,000) USD to thirty million (30,000,000) USD; and

2)
Increase the cap set for the premiums to be paid under the Company's D&O Insurance policies from seventy thousand (70,000) USD to an annual premium of two hundred and ten thousand (210,000) USD (plus twenty percent (20%) additional coverage for claims-related costs). The proposed increases of the caps for coverage and premium are intended to align such caps to the current trends in the D&O Insurance market which include higher amounts of coverage and premiums paid with respect to such insurances. These higher amounts are a result of a significant increase in the number of class-action claims, associated with higher settlement amounts and related legal expenses; a trend which is particularly applicable to Israeli companies that are listed on Nasdaq (such a class-action claim was brought against the Company few years ago).

The Compensation Committee and Board deem these amendments required in order to enable the Company to provide its Office Holders with adequate D&O Insurance policies, which include coverage and premium ranges that are in line with the current market practice for comparable companies, and taking into account the Company's character, financial position, needs, prospects and strategic goals.

The Company's Compensation Committee and Board resolved, in separate resolutions dated April 30, 2018 and May 2, 2018, respectively, to approve the Amended Policy, subject to shareholder approval, as required under the Companies Law.

If the above-mentioned amendments to the Compensation Policy are adopted by our shareholders, then the date of such adoption shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the adoption of the Amended Policy is not approved by our shareholders, then the current Compensation Policy shall continue to be in full force and effect until November 2, 2019 - which is the end of the three (3)-year period that commenced on November 3, 2016, the date of its most recent adoption by our shareholders.

Required Vote

The affirmative vote of holders of the majority of the Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholder approval must also include the Special Majority (as defined above). The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that the Amended Policy, in the form attached as Exhibit B to the Proxy Statement for the 2018 Annual General Meeting of Shareholders, be, and it hereby is, approved for a term of three years as of the date hereof".

The Board recommends a vote "FOR" approval of the proposed resolution.

As all members of the Board have a personal interest in the foregoing proposed resolution, in accordance with the Companies Law, they were all entitled to participate and vote on said resolution.

ITEM E

APPROVAL OF SPECIAL EQUITY AWARD FOR THE COMPANY'S OFFICE
HOLDERS (EXCLUDING THE CEO)

Background

Under the Companies Law, arrangements regarding the compensation of Office Holders of a publicly traded company should generally be consistent with the company's compensation policy. Notwithstanding the foregoing, the compensation committee and board of directors may, in certain circumstances, approve an arrangement regarding the compensation of Office Holders that deviates from the compensation policy, provided that such arrangement is approved by a Special Majority of the company's shareholders.

General

In light of the extraordinarily challenging work plan set by the Company for the next four (4) years, our Board of Directors deemed it advisable to retain motivate and incentivize applicable Company key employees, who are expected by the Company to be of essence in achieving the challenging targets set under such work plan; accordingly, our Board has approved a general framework for a special one-time performance based equity grant, in a total scope equal to approximately one point eight percent (1.8%) of the Company's issued and outstanding share capital, to certain key employees of the Company (the "Employees Equity Grant"), which is partially linked to the continuous achievement by the Company of the growth and profitability targets under such work plan. The grant date of such Employees Equity Grant shall be the date of the Board's final approval thereof (May, 2, 2018), following and subject to the approval of the 2018 Plan by the Israeli tax authority. In connection with its approval of such framework for the Employees Equity Grant, and following the approval by our Compensation Committee, our Board of Directors further resolved to recommend to our shareholders to approve a special one-time equity grant to our Office Holders (excluding our CEO), the majority of which is also linked to the continuous achievement by the Company of its long term growth and profitability targets under the aforementioned four (4) year work plan, and to the creation of long term shareholder value, as further detailed below (the "Office Holders Equity Grant").

The Office Holders Equity Grant shall be comprised of a total of two hundred and forty two thousand, three hundred and fifty eight (242,358) Restricted Share Units (collectively with the PRSUs (as defined below) - the "RSU(s)"), to be granted to our Office Holders (excluding our CEO), namely, Mr. Moshe Eisenberg, our Vice President ("VP") – Chief Financial Officer ("CFO"), Mr. Ramy Langer, our VP - Chief Operating Officer ("COO") and Ms. Orit Geva-Dvash, our VP - Human Resources ("HR"), all under terms further detailed below.

If approved by our shareholders, the RSUs under the Office Holders Equity Grant shall be granted on the Grant Date, subject to the approval of the Company's 2018 Plan by the Israeli tax authority prior to such time. Under the Office Holders Equity Grant, each of our VP CFO and VP COO shall receive ninety eight thousand, two hundred and fifty three (98,253) RSUs, and our VP HR shall receive forty five thousand, eight hundred and fifty two (45,852) RSUs. The annualized value of the Office Holders Equity Grant, using the fair value as of the date of its approval by the Board (May 2, 2018), is approximately one-hundred and sixty nine thousand (169,000) USD for each of our VP CFO and VP COO, and approximately seventy nine thousand (79,000) USD for our VP HR.

The RSUs shall vest over a period of four (4) years with one fourth (1/4) of the total amount granted vested each year, beginning upon the first anniversary of the Grant Date, and then on each of the three (3) subsequent anniversaries thereafter (the "Time-Based Vesting").

In addition to the Time-Based Vesting, 70% of the RSUs granted t to our VP CFO and VP COO shall be subject to performance based vesting criteria (the "Performance-Based Vesting"), and fifty percent (50%) of the RSUs granted to our VP HR shall be subject to Performance Based Vesting (the "PRSU(s)"). The performance criteria and general framework of the PRSUs (the "PRSU Framework") have been determined by our Compensation Committee and Board, based on the following principles:

a.
The Performance-Based Vesting of the PRSUs shall apply to twenty five percent (25%) of the PRSUs each year, and the criteria therefore shall be based on year-over-year improvement of the Company's financial performance, i.e. a challenging level of growth in both Non-GAAP operating income and revenues during each year, over a period of four (4) years (the "PRSU Term").

b.
The PRSU Framework includes a threshold performance level of seventy percent (70%), set by our Compensation Committee and Board, under which no PRSUs shall vest during such year (the "PRSU Threshold"). If during a certain year Performance-Based Vesting is achieved at or above the PRSU Threshold level and up to eighty percent (80%), then seventy percent (70%) of the PRSUs shall become vested; if Performance-Based Vesting is achieved at or above eighty percent (80%) and up to ninety percent (90%), then eighty percent (80%) of the PRSUs shall become vested; if Performance-Based Vesting is achieved at or above ninety percent (90%) and up to one hundred percent (100%), ninety five percent (95%) of the PRSUs shall become vested; and once Performance-Based Vesting is met at a level of one hundred percent (100%) - all of the PRSUs attributed to such year shall become vested.

c.
In the event that the Performance-Based Vesting is not reached during a certain year (i.e. is either below the threshold or only partially achieved) (the "Partial Achievement Year"), then, if the Performance-Based Vesting is in later years during the PRSU Term achieved at a level higher than one hundred percent (100%), then the such portion of the over achievement score(s) that is in excess of one hundred percent (100%), shall be added to the score of the Partial Achievement Year to reflect a new score for such year, and to the extent such new score would have entitled a higher number of RSUs to have vested during the Partial Achievement Year, then additional RSUs shall vest to reflect such difference (the "Deferred Achievement").

d.
The PRSU Framework also includes an overachievement opportunity such that (i) if, prior to the end of the PRSU Term, the aggregate Performance-Based Vesting criteria that were defined for the full four (4) years have been met; or (ii) if at any time the market value of the Company's Shares, based on their average closing price on the NASDAQ Global Select Market over any period equal to the sixty (60) trading days prior to such time (the "Share Market Value"), has increased, in comparison to the Share Market Value at the Grant Date, by one hundred percent (100%) or more, then in each of the cases the Performance-Based Vesting shall be deemed achieved in its entirety; it being clarified, that in each of the foregoing cases, the PRSUs shall still be subject to any remaining Time-Based Vesting.

e.
The achievement of the Performance-Based Vesting criteria shall be evaluated following the announcement of the Company's financial results for each year of the PRSU Term. Upon the achievement of the Performance-Based Vesting criteria (or a portion thereof), the applicable portion of the PRSUs shall become fully vested, and shall remain subject only to Time Based Vesting, while the remainder of the PRSUs shall expire upon the expiration of the PRSU Term, to the extent not vested prior to such expiration pursuant to a Deferred Achievement.

f.
The Company's Board of Directors has determined that the Performance-Based Vesting criteria and targets under the PRSU Framework are commercially sensitive, and therefore their disclosure would be detrimental to the interests of the Company and its shareholders alike. However, the Board shall consider whether to disclose such Performance-Based Vesting criteria and targets in retrospect, if and when their disclosure is no longer detrimental to the interests of the Company and its shareholders.

The RSUs shall be granted under the 2018 Plan, and under the Capital Gains Route of Section 102(b)(2) of the Ordinance, and any vested portion thereof may be exercised for a term of seven (7) years from the Grant Date, after which they shall expire and terminate and become null and void.

Upon the closing of a "Corporate Transaction" (as such term is defined under the 2018 Plan) (a "Corporate Transaction")the Performance-Based Vesting element shall no longer be applicable, such that the RSUs shall remain subject to Time-Based Vesting only.

Further, upon the closing of a Corporate Transaction and in certain cases of a change in control of the Company, as shall be detailed in the relevant Notice of Grant, the Time Based Vesting of fifty percent (50%) of the RSUs granted and not yet vested shall be accelerated, so that these RSUs shall become fully vested upon the completion of such Corporate Transaction or change in control. The remaining fifty percent (50%) of the RSUs granted but not yet vested shall be subject to a double trigger acceleration mechanism such that if following the closing of a Corporate Transaction (i) the Office Holder is not offered to continue to be employed by the Company (or the surviving entity following a merger) in a comparable or more senior functions, duties or responsibilities and/or on comparable or favorable terms; (ii) within twelve (12) months following the closing of said Corporate Transaction the Office Holder's employment with the Company (or the surviving entity following merger) is terminated by the Company not for Cause (as such term is defined in such Office Holder’s applicable employment agreement); or (iii) within twelve (12) months following the closing of said Corporate Transaction the Office Holder's employment with the Company (or the surviving entity following a merger) is terminated by the Office Holder due to an adverse change (other than an insignificant change) to the Office Holder's functions, duties or responsibilities and/or terms of employment (collectively, the "Double Trigger") - then, under such Double Trigger circumstances, such Office Holder shall be entitled to acceleration of the Time-Based Vesting of his or her remaining (50%) RSUs, so that these RSUs shall become fully vested upon the completion of the Corporate Transaction.

The proposed Office Holders Equity Grant is not covered by the Compensation Policy; it is intended to be a special, one-time award that is granted outside of the Office Holders' regular annual compensation terms, and is not intended to reflect the Company's regular policy for compensating its Office Holders.

Considerations Taken into Account by our Compensation Committee and Board of Directors in Approving the Office Holders Equity Grant

Our Compensation Committee and Board believe that the proposed Office Holders Equity Grant is in the Company's best interests and is appropriate and suitable, considering, among others, the importance of motivating and incentivizing our Office Holders through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company's investors and the effect of such equity grant on the dilution of our shareholders. Further, looking forward to the ambitious goals set by the Company for the next four (4) years, our Compensation Committee and Board believe that the Performance-Based Vesting forming part of the PRSU Framework, provides an essential and challenging performance incentive for the Company's Office Holders, who are entrusted by the Company to achieve such goals and an effective retention tool, in critical times.

When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations detailed under our Compensation Policy, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by each of our Office Holders, the estimation of each of our Office Holders expected contribution and the importance of each of them to the future growth and profitability of the Company. In addition, our Compensation Committee and Board of Directors reviewed the equity compensation received by office holders of peer-group companies, in accordance with a benchmarking prepared by a reputable consultancy firm, and noted that the annualized fair value of the proposed Office Holders Equity Grant is below the median level of the annualized fair value of equity granted to office holders of such peer-group companies.

Required Vote

The affirmative vote of the holders of a majority of the Shares represented and voting on these proposals at the Meeting in person, in person or by proxy, by proxy card or by electronic voting, is required for the approval of the foregoing resolution. In addition, the shareholders' approval must also include the Special Majority. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting, the following resolutions be adopted:

 "RESOLVED, to approve the Office Holders Equity Grant upon terms as described in Item E of the Proxy Statement for the 2018 Annual General Meeting of Shareholders".

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM F

APPROVAL OF COMPENSATION FOR THE COMPANY'S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, arrangements regarding the compensation of a CEO of a publicly traded company require approval by the compensation committee, board of directors and company's shareholders, not less than every three (3) years. Furthermore, in general, such compensation should be consistent with the company's compensation policy.

On August 5, 2015, the existing compensation terms of our CEO, Mr. Rafi Amit, as detailed below, were last approved by our shareholders.

We now seek our shareholders' approval for the renewal of these terms, as well as for certain amendments to the compensation paid to Mr. Amit in consideration for his services as our CEO, to become effective as of the date of the Meeting and for a period of three (3) years thereafter, all as detailed herein below.

It should be noted that Mr. Amit may be deemed, together with a third party, to control the Company, as a result of a voting agreement relating to a majority of the voting equity of the Company's parent company, Priortech, pursuant to which Mr. Amit may be deemed to control Priortech, and indirectly control the Company (for an explanation of such controlling interest see above in footnote 3 to the table under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT).

General

Annual Base Salary and Related Benefits

Following the approval of our Compensation Committee, our Board resolved, subject to shareholder approval, to approve that the CEO Base Salary and related benefits shall remain without change, as previously approved, subject to the specific amendments detailed below.

In accordance with his current employment terms, Mr. Amit dedicates ninety percent (90%) of his time to his role as our CEO and is entitled to a gross annual base salary of $313,133 (including social benefits) (the "CEO Base Salary"), to an On Target Cash Plan which shall not exceed the cap set under our Compensation Policy (currently, six (6) monthly base salaries, and under the Amended Policy, if approved, nine (9) monthly base salaries), and to all other benefits forming part of his total compensation. In addition, as Mr. Amit resides in Asia, close to the Company's primary markets in Asia and the Far East, he is entitled to receive benefits granted to employees of the Company who relocated to Asia, such as flights, housing and health insurance.

In addition, our Compensation Committee and Board resolved, that, subject to shareholder approval, Mr. Amit shall be entitled to accumulate up to 5 (five) annual vacation quotas (in case those days have not been used by him), of which any unused accumulated vacation days will be redeemed in payment upon termination of employment. Our Compensation Committee and Board believe that the foregoing arrangement with respect to Mr. Amit's vacation quotas is appropriate considering Mr. Amit's seniority in the Company and taking into account the general policy of the Company pursuant to which employees are entitled to accumulate and redeem a certain number of vacation quotas based on the total term of their engagement with the Company.

Cash Bonus Plan for the Years 2018, 2019 and 2020

Following the approval of our Compensation Committee, our Board resolved, subject to shareholder approval, that for each of the years 2018, 2019 and 2020, the annual on target cash bonus of our CEO shall be increased to nine (9) monthly base salaries (the "CEO On Target Bonus"), subject to the applicable amendment of Section II 8.1.4 of the Compensation Policy, referring to the increase of the cap on the On Target Cash Plan of our CEO to nine (9) monthly base salaries (as detailed under Item D above – "General" – "Section II 8.1.4"); if the Amended Policy is not approved by our shareholders, our Compensation Committee and Board have resolved, subject to shareholder approval, that for each of the years 2018, 2019 and 2020, the annual on target cash bonus of our CEO shall remain equal to six (6) monthly base salaries.

The CEO On Target Bonus shall be comprised of the following (the "CEO Cash Bonus Plan"):

2.	Measurable Targets:

At least eighty percent (80%) of the targets forming part of the CEO Cash Bonus Plan will be measurable targets, and will include:

a.
At least two (2) different financial measurable targets, weighting together at least fifty percent (50%) of the CEO Cash Bonus Plan, one of which shall be the Company's Non GAAP Net Profit which shall weight at least twenty five (25%) of the CEO Cash Bonus Plan (together: the "Financial Measurable Targets").

For the year 2018, the proposed Financial Measurable Targets shall include (i) Non GAAP operating income, having a weight of twenty six point twenty five percent (26.25%) of the CEO Cash Bonus Plan; and (ii) Company revenues having a weight of thirty three point seventy five percent (33.75%) of the CEO Cash Bonus Plan, both to be determined based on the Company’s financial targets for the year 2018.

For each of the years 2019 and 2020, our Compensation Committee and Board of Directors may decide to change the weights of each of the Financial Measurable Targets specified above (provided that the Company's Non GAAP Net Profit shall in any event weigh at least twenty five percent (25%), as set forth above), replace Company's revenues with another Financial Measurable Target, or add additional Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section a.

b.	Non-financial measurable targets (the "Non-Financial Measurable Targets").

For the year 2018, the Non-Financial Measurable Targets shall consist of several targets relating to the Company's penetration of certain new market segment, aggregately weighing twenty five percent (25%) of the CEO Cash Bonus Plan.

For each of the years 2019 and 2020, our Compensation Committee and Board may decide to change the weight of the Non-Financial Measurable Target specified above, replace such Non-Financial Measurable Target with another Non-Financial Measurable target, or add additional Non-Financial Measurable Targets, as shall be the case, by implementing a similar methodology as described in this Section b.

Following the end of each calendar year, the actual achievements of the Company for that year shall be measured as follows:

(i)	Achievement of one hundred percent (100%) of the Measurable Targets, will entitle one hundred percent (100%) payment for the Measurable Targets;

(ii)
Achievement above one hundred percent (100%) of any of the Measurable Targets will increase the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board of Directors for each year (provided that in no event shall the annual cash plan payment to our CEO exceed the Payment Cap as defined below); and

(iii)
Achievement below one hundred percent (100%) of any of the Measurable Targets (but above the Payment Threshold as defined below) will decrease the cash bonus for such Measurable Target in accordance with its applicable mechanism as shall be pre-determined by our Compensation Committee and Board of Directors for each year.

3.
Non-Measurable Targets: No more than twenty percent (20%) of the targets for the CEO Cash Bonus Plan will be non-measurable targets, which may include one or more objectives and they shall be pre-determined by our Compensation Committee and Board of Directors for each of the years 2018, 2019 and 2020. For 2018, the non-measurable targets shall weigh fifteen percent (15%) of the CEO Cash Bonus Plan.

Our Compensation Policy sets a threshold for payment of annual cash bonuses to our executives, including our CEO; under such threshold, in the event that the Company's Non GAAP Net Profit shall be less than $2,000,000, no cash bonuses shall be paid to any of our executives, including our CEO (the "Payment Threshold"). Accordingly, if the Payment Threshold is not reached, our CEO will not be entitled to receive any cash bonus.

Following the approval of our Compensation Committee, our Board resolved that in any event, the aggregate amount of the annual cash plan payment to our CEO, with respect to each of the years 2018, 2019 and 2020, shall not exceed thirteen and half (13.5) monthly base salaries (the "Payment Cap"), subject to the applicable amendment of Section II 8.1.5 of the Compensation Policy, referring to the increase of the CEO Cash Plan Cap to thirteen and a half (13.5) monthly base salaries (as detailed under Item D above – "General" – "Section II 8.1.5"); if the Amended Policy is not approved by our shareholders, our Compensation Committee and Board have resolved that in any event, the aggregate amount of the annual cash plan payment to our CEO, with respect to each of the years 2018, 2019 and 2020, shall not exceed nine (9) monthly base salaries.

CEO Equity Grant

Following the approval by our Compensation Committee, our Board of Directors resolved to recommend to our shareholders to approve a special one-time equity grant to our CEO, as part of the general equity plan approved by our Board for certain key employees, as described in Item E above (the "CEO Equity Grant").

The CEO Equity Grant shall be comprised of a total of one hundred and sixty three thousand, seven hundred and fifty-five (163,755 RSUs), one hundred percent (100%) of which will be performance based, to be granted to our CEO, all under the terms of the PRSU Framework and as further detailed herein below.

If approved by the shareholders, the PRSUs under the CEO Equity Grant shall be granted at the Grant Date, subject to the approval of the 2018 Plan by the Israeli tax authority prior to such time. The annualized value of the CEO Equity Grant, using the fair value as of the date its approval by the Board (May 2, 2018), is two hundred and eighty one thousand (281,000) USD.

The PRSUs shall be subject to the Time-Based Vesting and the Performance-Based Vesting, as detailed in Item E above.

The PRSUs shall be granted under the Company’s 2018 Plan, and any vested portion thereof may be exercised for a term of seven (7) years from the Grant Date, after which they shall expire and terminate and become null and void.

Upon the closing of a Corporate Transaction, the Performance-Based Vesting element shall no longer be applicable, such that the PRSUs shall remain subject to Time-Based Vesting only.

Further, the RSUs shall be subject to a Double Trigger acceleration mechanism, such that under Double Trigger circumstances only, our CEO shall be entitled to acceleration of the Time-Based Vesting of his PRSUs. It being clarified that under circumstances of a Corporate Transaction that do not constitute Double Trigger circumstances, there shall be no acceleration of the Time-Based Vesting of the RSUs under the CEO Equity Grant.

The proposed CEO Equity Grant is not covered by the Compensation Policy; it is intended to be a special, one-time award that is granted outside of the CEO's regular annual compensation terms, and is not intended to reflect the Company's regular policy for compensating its CEO.

Considerations Taken into Account by our Compensation Committee and Board of Directors in Approving the compensation of our CEO

Our Compensation Committee and Board of Directors believe that the proposed CEO Base Salary (including related benefits) and the CEO Cash Bonus Plan for 2018, 2019 and 2020 are in the Company's best interests and are in line with the compensation philosophy and objectives set forth in the Compensation Policy; The Base Salary is in line with the caps and limitations set forth in the Compensation Policy, and the CEO Cash Bonus Plan is in line with the caps and limitations set forth in the Amended Policy. When reaching their conclusion, our Compensation Committee and Board of Directors analyzed all factors and considerations as required under our Compensation Policy, including benchmarking of compensation received by CEOs of peer-group companies and other comparable data of peer companies in our industry, the responsibilities and duties performed by Mr. Amit, the estimation of Mr. Amit's expected contribution and his importance to the continued growth and profitability of the Company.

In addition, our Compensation Committee and Board believe that although, as mentioned above, Mr. Amit may be deemed (together with a third party) to control the Company (as a result of a voting agreement relating to a majority of the voting equity of the Company's parent company, Priortech, pursuant to which Mr. Amit may be deemed to control Priortech, and indirectly control the Company), as the percentages of Company’s shares beneficially owned by him, directly and indirectly (see the table above under BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT), are relatively low, such deemed control of the Company should not derogate from the importance of incentivizing the CEO through the grant of equity bearing an adequate value. It is therefore in the Company's best interests, and is appropriate and suitable, to motivate and incentivize our CEO through the grant of equity, a compensation element which includes vesting over a total of four (4) years, thus having a long term incentive value, while taking into account the interests of the Company's investors and the effect of the equity grant on the dilution of our shareholders. Further, looking forward to the ambitious goals set by the Company for the next four (4) years, our Compensation Committee and Board believe that the Performance-Based Vesting forming part of the PRSUs Framework, provides an essential and challenging performance incentive for the Company's CEO, who is entrusted by the Company to lead the achievement of such goals.

Required Vote

The affirmative vote of the holders of a majority of the Shares represented and voting on these proposals at the Meeting in person, in person or by proxy, by proxy card or by electronic voting, is required for the approval of each of the foregoing resolutions. In addition, the shareholders' approval must also include the Special Majority. The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not he or she is a controlling shareholder or has a personal interest in the proposed resolution. For a complete discussion regarding "control" and "personal interest", and how to indicate whether you are a controlling shareholder or have personal interest in this proposed resolution, please see Item B above, under the caption "Required Vote".

It is proposed that at the Meeting, the following resolutions be adopted:

 "RESOLVED, to approve the CEO Base Salary (and related benefits), the CEO Cash Bonus Plan for the years 2018, 2019 and 2020, the CEO Equity Grant - all upon the terms described in Item F of the Proxy Statement for the 2018 Annual General Meeting of Shareholders".

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

As both Mr. Amit and Mr. Stern have a personal interest in the foregoing proposed resolution, they both refrained from making a recommendation with respect to such resolution.

ITEM G

AMENDMENTS TO THE COMPANY'S ARTICLES OF ASSOCIATION

Background

The Company's existing Articles of Association contain certain provisions relating to the opening of General Meetings of the Company's shareholders and to the election of Chairman for such meetings. It is proposed to revise one of these provisions, as detailed below.

General

The one proposed amendment to the Articles of Association is in Section 18.8(b) and it is marked in the revised version of the Articles of Association attached to this Proxy Statement as Exhibit C (the "Amended Articles").

Election of Chairman of the General Meeting: Section 18.8(b) describes the procedure for opening of General Meetings of the Company's shareholders and for the election of the Chairman for such meetings, pursuant to which such election of the Chairman shall take place at the beginning of the meeting, which shall be opened by the Chairman of the Board or by another director or Office Holder, as may be designated for such purpose by the Board. In accordance with standard and practical practice, and as permitted under the Companies Law, it is proposed to revise this section so that General Meetings shall be opened by a pre-elected Chairman, as shall be designated by the Company's Board, prior to the meeting.

Required Vote

The affirmative vote of the holders of Shares representing a majority of the voting power present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon, is required for the approval of the Amended Articles.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Amended Articles, in the form attached as Exhibit C to the Proxy Statement for the 2018 Annual General Meeting of Shareholders, be approved and the Company's Articles of Association be reinstated and replaced by such Amended Articles".

The Board recommends a vote “FOR" approval of the proposed resolution.

ITEM H

APPOINTMENT OF INDEPENDENT AUDITORS

Background

The Companies Law and our Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of the shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting, or until such later time as determined at the annual general meeting, provided that the auditor shall serve no longer than until the end of the third annual general meeting after the annual general meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board shall convene a special meeting of shareholders as soon as possible to appoint an auditor.

Somekh Chaikin, a member firm of KPMG International, our sole auditor for all SEC filings and reporting, and Raveh Ravid, served as the Company's joint independent auditors. However, in January 2018 Raveh Ravid terminated their engagement with us following the departure of Mr. Eli Goldstein, the partner who provided the accounting services to the Company on behalf of Raveh Ravid, from Raveh Ravid to an independent accounting firm - Eli Goldstein & Co., Certified Public Accountants.

General

At the Meeting, shareholders will be asked to re-appoint Somekh Chaikin, a member firm of KPMG International, and to appoint Eli Goldstein & Co., Certified Public Accountants, as joint independent auditor of the Company, until immediately following the next annual general meeting of shareholders.

Somekh Chaikin, a member firm of KPMG International, was first appointed as the Company’s independent auditor at the 2006 annual general meeting of shareholders. Although the two firms, Somekh Chaikin and Eli Goldstein & Co., will serve as joint auditors, Somekh Chaikin, a member firm of KPMG International, will continue to be a sole auditor for all SEC filings and reporting.

The Company's Audit Committee and Board of Directors have reviewed and are satisfied with the performance of Somekh Chaikin, and have recommended their re-appointment as the Company's independent auditor until immediately following the next annual general meeting of shareholders. Approval of such re-appointment is now being sought from the Company's shareholders.

Further, the Company's Audit Committee and Board have recommended the appointment of Eli Goldstein & Co., Certified Public Accountants, as joint auditor to Somekh Chaikin, based, inter alia, on the belief that it is in the best interests of the Company that a senior partner such as Eli Goldstein, who has been long familiar with the Company's activities, and with the activities of the Priortech group, of which the Company form part, will continue to be one of the Company's auditors.

Approval of such appointment is now being sought from the Company's shareholders.

According to the Company's Articles, the Board is authorized to determine the basis of the auditors' compensation in accordance with the volume and nature of the services rendered by them. The following table presents Information regarding the aggregate amount of fees paid by the Company to its principal auditor, Somekh Chaikin, for its services to the Company for the fiscal year ended December 31, 2017:

Services Rendered	Fees
Audit fees[1]	$278,778
Tax[2]	$71,508

Total	$350,286

[1]
Audit fees for the year ended December 31, 2017 were for professional services rendered for the integrated audit of the Company's annual consolidated financial statements and its internal controls over financial reporting (2016 audit of consolidated financial statements) and services that are normally provided by independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

[2]	Tax fees relate to tax compliance, planning and advice.

Required Vote

The affirmative vote of holders of Shares representing a majority of the Ordinary Shares present at the Meeting, in person, by proxy, by proxy card or by electronic voting, and voting on the matter, is necessary for the re-appointment of Somekh Chaikin and for the appointment of Eli Goldstein & Co. as joint independent auditors of the Company, and for authorizing the Board, following the Audit Committee’s recommendation, to determine the auditors’ fees for the term of their appointment.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, that: (i) Somekh Chaikin, a member firm of KPMG International, and Eli Goldstein & Co., Certified Public Accountants, be appointed as the joint independent auditor of the Company, until the conclusion of the 2019 annual general meeting of shareholders, while Somekh Chaikin will be the sole auditor for all SEC filings and reporting; and (ii) the Board of the Company shall be authorized to determine the fees for Somekh Chaikin and for Eli Goldstein & Co., in each case at the Audit Committee’s recommendation, for the term of their  appointment, according to the nature and volume of their services."

The Board recommends that the Company's shareholders vote FOR the approval of the proposed resolution.

RECEIPT AND CONSIDERATION OF THE AUDITOR’S REPORT AND
THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2017 will be presented. The Company will hold a discussion with respect thereto, as required by the Companies Law. This item will not involve a vote of the shareholders.

The foregoing auditors' report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2017 (filed with the SEC on March 15, 2018), may be viewed on our website: http://www.camtek.com, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the TASE at: http://maya.tase.co.il. None of the auditors' report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board, MOTY BEN-ARIE Chairman of the Board of directors May 3, 2018

FORM OF PROXY CARD

CAMTEK LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 7, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Messrs. Rafi Amit and Moshe Eisenberg or either one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this Proxy, all of the Ordinary Shares of Camtek Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 16:00 p.m. on Thursday, June 7, 2018 at the Company's offices at Ramat Gavriel Industrial Zone, Migdal Ha’Emek, Israel, and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S), IF SUCH DIRECTION IS MADE BY THE SHAREHOLDER. IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS, AND AS SUCH PROXIES DEEM ADVISABLE WITH DISCRETIONARY AUTHORIZATION ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING AND ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAMTEK LTD.

June 7, 2018

Please date, sign and mail your proxy card in the envelope provided as soon as possible
_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1, 2, 3, 4, 5, 6, 7 AND 8
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.	Re-election of four directors; equity grants to Eran Bendoly and Moty Ben-Arie.
	1.1. Rafi Amit	☐	☐	☐
	1.2. Yotam Stern	☐	☐	☐
	1.3. Eran Bendoly (approval of appointment and equity grant)	☐	☐	☐
	1.4. Moty Ben-Arie (approval of appointment and equity grant)	☐	☐	☐

2.	Re-Election of two external directors; equity grants to the external directors.
	2.1. Gabi Heller (approval of appointment and equity grant)	☐	☐	☐
	2.2. Rafi Koriat (approval of appointment and equity grant)	☐	☐	☐

Do you have a "personal interest" in item 2 above?
Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Ceragon, that is affiliated with such person, has a personal interest in the adoption of the proposal.

Please note - you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares.

For further information regarding "personal interest", please see the explanation under Item B of the Proxy Statement.

		YES	NO

3.	Re-Approval of the grant of indemnification and exemption letters to our directors who are also controlling shareholders.	☐	☐	☐
3.1. Rafi Amit
	Do you have a "personal interest" in item 3.1 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO
3.2. Yotam Stern
	Do you have a "personal interest" in item 3.2 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

4.	Approval of certain amendments to the Company's Compensation Policy.	☐	☐	☐

	Do you have a "personal interest" in item 4 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

5.	Approval of the adoption of a special equity award for the Company's Office Holders (excluding the CEO).	☐	☐	☐

	Do you have a "personal interest" in item 5 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

6.	Approval of the compensation to the Company's CEO.	☐	☐	☐

	Do you have a "personal interest" in item 5 above? [please find explanation regarding "personal interest" under item 2 above]	YES	NO

7.	Approval of certain amendments to the Company's Articles of Association.

8.
Re-appointment of Somekh Chaikin, a member firm of KPMG International, and appointment of Eli Goldstein & Co., Certified Public Accountants, as the Company’s joint independent auditors until the   conclusion of the 2019 annual general meeting of shareholders and authorization of the Company’s Board of Directors to set the annual compensation of the independent auditors, at the Audit Committee’s recommendation, in accordance with the volume and nature of their services.
		☐	☐	☐

Are you a "controlling shareholder"?
Under the Companies Law, in general, a person will be deemed to be a "controlling shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER ITEMS 2, 3, 4, 5 or 6.
		YES	NO

To change the address on your account, please check the box at right and indicate your new address.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder _____________________________ Date ____________
Signature of Shareholder _____________________________ Date ____________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.